January 9, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mattress Firm Group Inc. - Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-262060)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) by Mattress Firm Group Inc. (the “Registrant”) on January 7, 2022 (File No. 333-262060) as amended on February 8, 2022, together with all exhibits thereto (collectively, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement effective as of the date of this application.

The Registrant has determined not to proceed with the proposed initial public offering of the securities contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement. Accordingly, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant requests, however, that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Mattress Firm Group Inc.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Roxane Reardon of Simpson Thacher & Bartlett LLP at (212) 455-2758.

Sincerely,
Mattress Firm Group Inc.

/s/ Kindel L. Nuño
Executive Vice President, Legal, General Counsel and Secretary

cc: Simpson Thacher & Bartlett LLP

Roxane Reardon